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                           April 7, 2022

       Mike Pykosz
       Chief Executive Officer
       Oak Street Health, Inc.
       30 W. Monroe Street, Suite 1200
       Chicago, Illinois 60603

                                                        Re: Oak Street Health,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-39427

       Dear Mr. Pykosz:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Reconciliations , page 75

   1. We note you had two non-GAAP financial measures, Platform Contribution and Patient
                                                        Contribution. Platform
Contribution is defined as total revenue less the sum of medical claims expense and cost
of care, and Patient Contribution is defined as capitated revenue less medical claims
expenses. It appears that certain expenses such as General and
                                                        Administrative and
Sales and Marketing Expenses excluded to arrive at such non-GAAP performance measure on
page 75 may represent normal, recurring and cash operating
                                                        expenses. Please tell
us how you considered the guidance in Questions 100.0l of the
                                                        Compliance and
Disclosure Interpretations on Non- GAAP Financial Measures, updated on
                                                        April 4, 2018.
 Mike Pykosz
Oak Street Health, Inc.
April 7, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dan Gordon,
Senior Advisor, at (202) 551-3486 with any questions.



FirstName LastNameMike Pykosz                             Sincerely,
Comapany NameOak Street Health, Inc.
                                                          Division of
Corporation Finance
April 7, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName